1585 Broadway
New York, NY 10036

Morgan Stanley	September 21, 2012

OVERNIGHT DELIVERY AND EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Mr. Larry Greene, Senior Counsel

Blackstone / GSO Strategic Credit Fund
Registration Statement on Form N-2
File Nos. 333-180618 and 811-22686

Dear Mr. Greene:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as representative of the underwriters for the common shares of Blackstone / GSO Strategic Credit Fund (the “Fund”), hereby joins in the request of the Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 12 p.m., Eastern Time, on September 25, 2012, or as soon thereafter as practicable.

Sincerely,

MORGAN STANLEY & CO. LLC

As Representative of the several Underwriters

By:	/s/ Jon Zimmerman

Name: Jon Zimmerman
Title: Vice President